

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2022

Bruce Flatt
Chief Executive Officer
Brookfield Asset Management Ltd.
EP 100, Brookfield Place, 181 Bay Street
Toronto, Ontario, Canada M5J 2T3

Re: Brookfield Asset Management Ltd.
Registration Statement on Form F-1
Filed October 19, 2022
File No. 333-267935

Dear Bruce Flatt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-1

Capitalization, page 71

1. Please disclose how the Brookfield Reinsurance subscription for approximately 2.7 million Class A Shares of the Manager for $150 million in cash, which you described as a step in effecting the Arrangement and Special Distribution, is reflected in the Pro Forma Capitalization table.

Corporate Structure, page 73

2. We note your response to prior comment 3, the revised diagram of the simplified corporate structure of the Manager immediately following completion of the Arrangement and Special Distribution, as well as your disclosure of the timing of the transaction on page 64. Please address the following:

- In footnote 1, clarify that to effect the Special Distribution to shareholders of Brookfield Reinsurance if the Corporation's shareholders approve the Arrangement, the Corporation will subscribe for shares of Brookfield Reinsurance and that thereafter Brookfield Reinsurance will subscribe for Class A Shares of the Manager.
- Disclose that Class A shares of the Manager to be acquired by Brookfield Reinsurance to effect the Special Distribution will be aside from the Corporations acquisition of Manager Class A and Class B shares in exchange for 25% interest in Brookfield Asset Management ULC.
- Reflect that Brookfield Reinsurance will obtain the Class A Shares of the Manager to affect the Special Distribution as dotted lines via the Corporation's subscription for shares of Brookfield Reinsurance and then the subscription of Brookfield Reinsurance for Class A Shares of the Manager to clearly distinguish the steps of the Arrangement and Special Distribution.

Pro Forma Financial Information, page 78

3. We note your response to prior comment 4 and your disclosure on page 78 that the Pro Forma Financial Statements reflect three transaction steps of the Arrangement and the Special Distribution. Please address the following:
   - Tell us and clarify how the Brookfield Reinsurance subscription for approximately 2.7 million Class A Shares of the Manager for $150 million in cash is reflected in the Unaudited Pro Forma Financial Statements, including your basis for the inclusion of the 2.7 million Class A Shares of the Manager in the approximately 386 million of Class A Shares in the Manager Pro Forma amounts prior to the receipt of cash for the settlement of the subscription.
   - Disclose in Note 3.a., if true, that Class A Shares of the Manager have no par value and as such the full proceeds from the issuance of shares should be recognized in the respective equity share accounts.

Exhibits

4. We note your disclosure on pages 10 and 63 that if the Capital Reduction Resolution is approved, Brookfield Reinsurance shareholders are expected to receive a tax free distribution. Please tell us why you do not believe a tax opinion is required pursuant to Item 601(b)(8) of Regulation S-K, as this appears to be a material tax consequence about which you are making a representation in the filing.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Bruce Flatt
Brookfield Asset Management Ltd.
November 8, 2022
Page 3

You may contact Michelle Miller at (202) 551-3368 or Bonnie Baynes (202) 551-4924 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at (202) 551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Mile Kurta, Esq.